UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of October 2009

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           X                                              Form 40-F

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                                    No          X

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, October 22, 2009, and entitled “Orbotech Develops Breakthrough Laser Direct Imaging System for HDI, Flex and Rigid-Flex Mass Production.

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This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124, Registration No. 333-12692, Registration No. 333-127979 and Registration No. 333-154394) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

ORBOTECH DEVELOPS BREAKTHROUGH LASER DIRECT IMAGING SYSTEM FOR HDI, FLEX AND

RIGID-FLEX MASS PRODUCTION

YAVNE, ISRAEL — October 22, 2009 — ORBOTECH LTD. (NASDAQ/GSM SYMBOL: ORBK) today announced the introduction of its new Paragon™-Xpress 9 Laser Direct Imaging (LDI) system.

Designed for high speed throughput of up to 5,000 panels per day per in-line solution, the Paragon-Xpress 9 is a breakthrough LDI system for mass production, digital imaging of High Density Interconnects (HDI), Flex and Rigid-Flex applications. Featuring the same Large Scan Optics (LSO) Technology™ as Orbotech’s well-established Paragon LDI family, the automated Paragon-Xpress 9 is now able to offer higher imaging accuracy and improved yields and productivity on the most advanced volume jobs — faster and more cost-effectively than was previously possible.

Commenting on the Paragon-Xpress 9 introduction, Mr. Hanan Gino, President of the PCB Division at Orbotech Ltd., said: “Our latest technological advancements in Paragon-Xpress 9 focus on boosting Paragon LDI performance to meet high volume and speed requirements. The system has already been field-proven in rigorous mass production environments with excellent results. Being able to achieve these throughput levels without having to compromise on quality represents a crucial milestone in the progress of modern PCB digital imaging and has opened the door to the widespread utilization of LDI for HDI mass production.”

About Orbotech Ltd.

Orbotech is principally engaged in the design, development, manufacture, marketing and service of yield-enhancing and production solutions for specialized applications in the supply chain of the electronics industry. Orbotech’s products include automated optical inspection (AOI), production and process control systems for printed circuit boards (PCBs) and AOI, test and repair systems for flat panel displays (FPDs). The Company also markets computer-aided manufacturing and engineering (CAM) solutions for PCB production. In addition, through its subsidiary, Orbograph Ltd., the Company develops and markets character recognition solutions to banks and other financial institutions, and has developed a proprietary technology for web-based, location-independent data entry for check processing and forms processing; and, through its subsidiaries, Orbotech Medical Denmark A/S and Orbotech Medical Solutions Ltd., is engaged in the research and development, manufacture and sale of specialized products for application in medical nuclear imaging. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. Orbotech’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected, including cyclicality in the industries in which the Company operates, a sustained continuation or worsening of the worldwide economic slowdown, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2008. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law.

COMPANY CONTACTS:

Adrian Auman	Michelle Harnish
Corporate Vice President	Marketing Communications Manager
Orbotech Ltd.	Orbotech, Inc.
+972-8-942-3560	+1-978-901-5120

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ EREZ SIMHA
Erez Simha
Corporate Vice President and
Chief Financial Officer

Date: October 23, 2009